UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

HARMONY GOLD COMMENTS ON GOLD FIELDS LTD’s CAMPAIGN TO

DISENFRANCHISE SHAREHOLDERS

New York, NY, October 28, 2004 - The following statement was released by Harmony Gold in Johannesburg, South Africa this morning:

Harmony notes Gold Fields management’s further attempts to frustrate the ability of Gold Fields shareholders to assess the merits of Harmony’s offers. The purpose of these tactics is clearly to divert attention away from the fundamental issues of shareholder value and to prevent Gold Fields shareholders from benefiting from the significant value inherent in the Harmony offers.

Harmony questions whether these tactics are designed to serve the interests of Gold Fields shareholders or a separate agenda being pursued by the Gold Fields board and management.

To date, the Gold Fields board and management have adopted the following tactics:

1.	Withholding the register of Gold Fields members in an attempt to prevent Gold Fields shareholders from receiving Harmony’s offer document. This tactic failed when the Securities Regulation Panel (“SRP”) instructed Gold Fields management to release the register.

2.	Threatening to interdict Harmony from posting the offer document. This threat was subsequently withdrawn.

3.	Challenging the SRP’s approval of Harmony’s offers as being fully compliant with the requirements of the SRP Code. This challenge is based solely on the erroneous and mischievous speculation that there is some form of concertedness between Harmony and Norilsk. Harmony has already categorically denied that any such alleged concertedness exists.

4.	Applying to the Competition Authorities, alleging that Harmony’s early settlement offer is a notifiable merger and, as such, cannot proceed in advance of clearance by the Competition Authorities. This is incorrect as, under the early settlement offer, Harmony will not be in a position to exert control over Gold Fields. Harmony’s ability to control Gold Fields will only arise following the successful completion of the subsequent offer, which is conditional on clearance by the Competition Authorities.

5.	On 25 October 2004, the Bank of New York, on behalf of Gold Fields, notified the New York Stock Exchange (“NYSE”) that Gold Fields intended to bring forward the date of its general meeting, at which Gold Fields shareholders will be asked to vote on the IAMGold transaction, from 7 December 2004 to 11 November 2004. Gold Fields management has subsequently made the extraordinary claim that this was a miscommunication. Gold Fields shareholders should be aware that such an acceleration of the general meeting would effectively disenfranchise holders of its American Depositary Shares (“ADSs”), in that Gold Fields ADS holders would not receive their documentation in sufficient time to lodge their forms of proxy. In the absence of proxies from the ADS holders, Gold Fields management could attempt to vote the entirety of those ADS holdings at their sole discretion. Harmony notes that Gold Fields has not yet amended the record date of 29 October 2004 communicated by the Bank of New York to the NYSE and questions whether, to the extent that the general meeting is held after 11 November 2004, such record date should also be later in order to ensure that the maximum number of Gold Fields ADS holders on the register as at the date of the general meeting are able to vote on a matter that is of material significance to them.

6.	Applying to the High Court for an interdict to prevent Harmony from implementing the offers. The success of Gold Fields’ obscure legal argument is dependant on Gold Fields proving that Harmony’s offers are effectively a capital raising directed at the general public. Harmony’s offers are not offers for subscription to the public, but rather share exchange offers open only to Gold Fields shareholders.

Gold Fields shareholders are reminded that, under the proposed IAMGold transaction, Gold Fields management are proposing to confine Gold Fields own activities to the Southern African Development Community and to dispose of:

•	Gold Fields’ entire international asset portfolio;

•	Gold Fields’ entire exploration portfolio;

•	substantially all of Gold Fields’ net cash resources;

•	75% of Gold Fields’ operating cash flows;

•	all of Gold Fields’ growth potential; and

•	Gold Fields’ ability to pay dividends going forward.

Harmony estimates that in order for Gold Fields shareholders to recover the value leakage inherent within the proposed IAMGold transaction, Gold Fields shareholders would have unnecessarily paid IAMGold shareholders a premium of some 108% or US$900 million.

Harmony continues to believe that the frustrating actions by Gold Fields management are a frivolous and increasingly desperate attempt to prevent Gold Fields shareholders from exercising their right to choose between the substantial value implicit in Harmony’s offers and the enlarged group going forward and the substantial destruction of Gold Fields shareholder value inherent in the proposed IAMGold transaction.

Marian van der Walt

Secretary

28 October 2004

Virginia

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709	patrick@bmsa.co.za

United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013	charles.watenphul@fd.com

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer